Suite 2300 1177 West Hastings St. St. Vancouver, BC Canada V6E 2K3	TEL 604.683.6332 FAX 604.408.7499 www.ithmines.com TSX: ITH | NYSE-A: THM

NR11-10	June 29, 2011

International Tower Hill Mines Provides Project Update
at the Livengood Gold Project, Alaska

Vancouver, B.C…… International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX: ITH, NYSE-A: THM, Frankfurt: IW9) is pleased to provide an update of its activities at the Livengood Project near Fairbanks, Alaska. In addition to advancing its Pre-Feasibility Study towards expected completion in the fourth quarter of calendar year 2011, the Company has commenced work on an updated Preliminary Economic Assessment as well as a district-wide exploration program. To support the completion of these work programs, the ITH Board of Directors approved, on June 20, 2011, a budget of CAD 67 million for its 2011 fiscal year ending May 30, 2012. The Company also continues to augment its Fairbanks development team with the addition of Mr. Rick Solie as Community and Government Relations Manager.

Prefeasibility Study Progress

Since December 2010, when major contracts were awarded to carry out its Pre-Feasibility Study, the Company has made significant technical progress and expects the study to be published in the fourth quarter of 2011. Key work programs completed or underway to date include:

  Completion of a preliminary surface mine slope geotechnical evaluation by SRK Consulting;
  Completion of grinding/comminution test work by FLSmidth Consulting;
  Continuation of baseline environmental studies by third party contractors and in-house personnel;
  Near-completion of metallurgical work programs – including column leaching, gravity concentration and flotation-CIL testing – by FLSmidth, McClelland Labs, RDi, Knelson and Falcon;
  Commencement of Process Design and Trade-Off Studies by FLSmidth;
  Commencement of Plant Design and Engineering by FLSmidth; and
  Commencement of infrastructure and site facility engineering by Knight Piésold, including field work currently underway to determine potential locations for processing plants, electrical lines and substations, roads, pipelines, workshops and tailing storage sites.

Updated 2011 Preliminary Economic Assessment

The Company has begun preparing the updated NI 43-101 technical report required in connection with the filing of its 2011 Annual Information Form in August, 2011. The technical report will contain an updated Preliminary Economic Assessment (“PEA”) that will incorporate the latest project information in the new gold price environment of approximately USD 1,500/oz. The Company completed its initial PEA in November 2010 outlining various conceptual development options for the project at a base gold price of USD 950/oz. This updated PEA will focus on development options to maximize project value based on an updated economic review and a higher gold price.

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New Fiscal Year 2011 Budget

Following a review of 2011/2012 objectives for the updated PEA work, prefeasibility studies, exploration and permitting support activities, on June 20, 2011 the Company’s Board of Directors approved a new budget for the fiscal year 2011 (June 1, 2011 to May 30, 2012) totalling CAD 67 million.

District-wide Exploration Program

A district-wide exploration program commenced at the beginning of June, 2011 targeting potential new gold discoveries along the Livengood mineralized trend both to the east-northeast and to the west of the existing Livengood gold deposit. Results from the drilling program and the geophysical survey are expected throughout the summer and fall of 2011.

Appointment of Community and Government Relations Manager

The Company is also pleased to announce the addition of Mr. Rick Solie to the ITH Fairbanks team as the Community and Government Relations Manager. Mr. Solie has over 20 years of government and public affairs experience as an executive for various Alaska based corporations. Prior to joining ITH, Mr. Solie was the Director of Alaska Government and Community Affairs for Denali – The Alaska Gas Pipeline LLC. He joined Denali from ConocoPhillips where he managed the Fairbanks regional office as Director of Government and Community Relations. Before joining ConocoPhillips, he was the Director, Marketing & Planning for the Fairbanks Memorial Hospital. Mr. Solie has a Bachelor of Arts in Economics from the University of Alaska.

Karl Hanneman, Livengood Project General Manager, stated: “We are very pleased to have Rick join us. His deep Alaska roots will help us develop the open communication with our State and local government and regional communities that will be critical to our mutual success.”

Livengood Project Highlights

ITH controls 100% of its approximately 145 square kilometre Livengood land package, which is made up of fee land leased from the Alaska Mental Health Trust, a number of smaller private mineral leases and 115 Alaska state mining claims. The project has a favourable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska, along the paved, all-weather Elliott Highway, the Trans-Alaska Pipeline Corridor, and the proposed Alaska natural gas pipeline route. The terminus of the Alaska State power grid lies approximately 80 kilometres to the south.

Drilling at the project continues to expand the deposit, with the current estimated resource only representing a snapshot in time. The latest resource estimate (as at April 11, 2011) of 277 Mt at an average grade of 0.83 g/t gold for 7.4 Moz gold in the Measured category, 120 Mt at an average grade of 0.83 g/t gold for 3.2 Moz gold in the Indicated category, and 104 Mt at an average grade of 0.79 g/t for 2.7 Moz in the Inferred category, all at a 0.5 g/t gold cut off grade, makes Livengood one of the largest new gold discoveries in North America.

Ongoing metallurgical studies are focused on the potential use of conventional whole ore milling with a grinding-gravity-flotation circuit for the Livengood mineralization which has returned preliminary gold recoveries to a concentrate of 78 to 89%. Heap leach test work for oxide material crushed to one-half inch averages approximately 70% gold recovery. Ongoing test work is focused on optimizing both treatment options in the context of the Pre-Feasibility Study set for completion in the fourth quarter of 2011.

The geometry of the currently defined shallowly dipping, outcropping deposit enables development of a large scale, low stripping ratio surface mine capable of generating significant production economies of scale. The surface gold geochemical anomaly at Livengood covers an area 10 kilometres long by 2 kilometres wide, of which approximately one quarter has been explored by drilling to date. Surface exploration is ongoing as new targets are being developed to the east and west of the known deposit.

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Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information included in this news release and has approved the technical disclosure herein. Mr. Pontius is not independent of ITH, as he is a director and holds common shares and incentive stock options.

Development work at the Livengood Project is directed by Carl E. Brechtel (Colorado PE 23212, Nevada PE 8744), who is a qualified person as defined by National Instrument 43-101. He is a member of AusIMM and SAIMM. Mr. Brechtel is not independent of ITH, as he is the President and COO and holds incentive stock options.

The work program at Livengood was designed and is supervised by Chris Puchner, Chief Geologist (CPG 07048), of the Company, who is responsible for all aspects of the work, including the quality control/quality assurance program. On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core. Duplicate reverse circulation drill samples are collected with one split sent for analysis. Representative chips are retained for geological logging. On-site personnel at the project log and track all samples prior to sealing and shipping. All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska for preparation and then on to ALS Chemex in Reno, Nevada or Vancouver, B.C. for assay. ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. controls a 100% interest in the world-class Livengood Gold Project accessible by paved highway 70 miles north of Fairbanks, Alaska. ITH is focused on the rapid advancement of the project into a compelling potential development project in 2011 while it continues to expand its current resource and explore its 145 km2 district for new deposits.

On behalf of
International Tower Hill Mines Ltd.

(signed) James Komadina
James Komadina
Chief Executive Officer

Contact Information:	Shirley Zhou, Vice-President - Corporate Communications
E-mail: szhou@ithmines.com
Phone: 1-888-770-7488 (toll free) or (604) 638-3247/Fax: (604) 408-7499

International Tower Hill Mines Ltd.	- 4 -	June 29, 2011
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Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for any production at the Livengood project, the timing for the completion and release of the Pre-Feasibility Study on Livengood, the potential for a revised Preliminary Economic Analysis, the potential for a revised Preliminary Economic Analysis to incorporate a scenario utilizing an approximate USD 1500 gold price, the anticipated budget for fiscal 2011/12 of CAD 67 million, the potential to optimize both potential Livengood ore treatment options in the context of the Pre-Feasibility Study, business and financing plans and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, increases in the prices of services and materials which could result in the Company having to spend more than the approved 2011/12 budget to complete its planned activities or to cut back on the planned activities to maintain the budgeted amounts, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annual Information Form filed with certain securities commissions in Canada and the Company's annual report on Form 40-F filed with the United States Securities and Exchange Commission (the "SEC"), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. The term “contained ounces” is not permitted under the rules of SEC Industry Guide 7. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.